EXHIBIT 99.3

Canadian Natural Resources Limited
UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE MONTHS AND YEAR ENDED DECEMBER 31, 2016

CONSOLIDATED BALANCE SHEETS
As at
(millions of Canadian dollars, unaudited)	Note	Dec 31 2016	Dec 31 2015
ASSETS
Current assets
Cash and cash equivalents		$17	$69
Accounts receivable		1,434	1,277
Current income taxes		851	677
Inventory		689	525
Prepaids and other		149	162
Investments	5	913	974
Current portion of other long-term assets	6	283	375
		4,336	4,059
Exploration and evaluation assets	3	2,382	2,586
Property, plant and equipment	4	50,910	51,475
Other long-term assets	6	1,020	1,155
		$58,648	$59,275

LIABILITIES
Current liabilities
Accounts payable		$595	$571
Accrued liabilities		2,222	2,089
Current portion of long-term debt	7	1,812	1,729
Current portion of other long-term liabilities	8	463	206
		5,092	4,595
Long-term debt	7	14,993	15,065
Other long-term liabilities	8	3,223	2,890
Deferred income taxes		9,073	9,344
		32,381	31,894
SHAREHOLDERS’ EQUITY
Share capital	10	4,671	4,541
Retained earnings		21,526	22,765
Accumulated other comprehensive income	11	70	75
		26,267	27,381
		$58,648	$59,275
Commitments and contingencies (note 15).

Approved by the Board of Directors on March 1, 2017.

Canadian Natural Resources Limited	1	Year Ended December 31, 2016

CONSOLIDATED STATEMENTS OF EARNINGS (LOSS)
		Three Months Ended		Year Ended
(millions of Canadian dollars, except per common share amounts, unaudited)	Note	Dec 31 2016	Dec 31 2015	Dec 31 2016	Dec 31 2015
Product sales		$3,672	$2,963	$11,098	$13,167
Less: royalties		(214)	(170)	(575)	(804)
Revenue		3,458	2,793	10,523	12,363
Expenses
Production		1,092	1,119	4,099	4,726
Transportation and blending		558	575	2,003	2,379
Depletion, depreciation and amortization	3, 4	1,249	1,472	4,858	5,483
Administration		86	93	345	390
Share-based compensation	8	42	56	355	(46)
Asset retirement obligation accretion	8	35	43	142	173
Interest and other financing expense		115	73	383	322
Risk management activities	14	(21)	(81)	33	(469)
Foreign exchange loss (gain)		160	165	(55)	761
Gain on disposition of properties and corporate acquisitions and dispositions	3, 4	(218)	(690)	(250)	(739)
(Gain) loss from investments	5, 6	(111)	18	(327)	50
		2,987	2,843	11,586	13,030
Earnings (loss) before taxes		471	(50)	(1,063)	(667)
Current income tax recovery	9	(49)	(148)	(618)	(261)
Deferred income tax (recovery) expense	9	(46)	(33)	(241)	231
Net earnings (loss)		$566	$131	$(204)	$(637)
Net earnings (loss) per common share
Basic	13	$0.51	$0.12	$(0.19)	$(0.58)
Diluted	13	$0.51	$0.12	$(0.19)	$(0.58)

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)
	Three Months Ended		Year Ended
(millions of Canadian dollars, unaudited)	Dec 31 2016	Dec 31 2015	Dec 31 2016	Dec 31 2015
Net earnings (loss)	$566	$131	$(204)	$(637)
Items that may be reclassified subsequently to net earnings (loss)
Net change in derivative financial instruments designated as cash flow hedges
Unrealized loss during the period, net of taxes of $2 million (2015 – $1 million) – three months ended; $3 million (2015 – $2 million) – year ended	(14)	(15)	(18)	(23)
Reclassification to net earnings (loss), net of taxes of $2 million (2015 – $1 million) – three months ended; $2 million (2015 – $2 million) – year ended	(10)	(2)	(13)	(13)
	(24)	(17)	(31)	(36)
Foreign currency translation adjustment
Translation of net investment	54	25	26	60
Other comprehensive income (loss), net of taxes	30	8	(5)	24
Comprehensive income (loss)	$596	$139	$(209)	$(613)

Canadian Natural Resources Limited	2	Year Ended December 31, 2016

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
		Year Ended
(millions of Canadian dollars, unaudited)	Note	Dec 31 2016	Dec 31 2015
Share capital	10
Balance – beginning of year		$4,541	$4,432
Issued upon exercise of stock options		559	91
Previously recognized liability on stock options exercised for common shares		117	18
Return of capital on PrairieSky Royalty Ltd. share distribution	5	(546)	—
Balance – end of year		4,671	4,541
Retained earnings
Balance – beginning of year		22,765	24,408
Net earnings (loss)		(204)	(637)
Dividends on common shares	10	(1,035)	(1,006)
Balance – end of year		21,526	22,765
Accumulated other comprehensive income	11
Balance – beginning of year		75	51
Other comprehensive income (loss), net of taxes		(5)	24
Balance – end of year		70	75
Shareholders’ equity		$26,267	$27,381

Canadian Natural Resources Limited	3	Year Ended December 31, 2016

CONSOLIDATED STATEMENTS OF CASH FLOWS
		Three Months Ended		Year Ended
(millions of Canadian dollars, unaudited)	Note	Dec 31 2016	Dec 31 2015	Dec 31 2016	Dec 31 2015
Operating activities
Net earnings (loss)		$566	$131	$(204)	$(637)
Non-cash items
Depletion, depreciation and amortization		1,249	1,472	4,858	5,483
Share-based compensation		42	56	355	(46)
Asset retirement obligation accretion		35	43	142	173
Unrealized risk management (gain) loss		(7)	174	25	374
Unrealized foreign exchange loss (gain)		162	170	(93)	858
(Gain) loss from investments	5, 6	(106)	23	(299)	55
Deferred income tax (recovery) expense		(46)	(33)	(241)	231
Gain on disposition of properties and corporate acquisitions and dispositions		(218)	(690)	(250)	(739)
Current income tax on disposition of properties		—	33	—	33
Other		(70)	(103)	(32)	(22)
Abandonment expenditures		(35)	(105)	(267)	(370)
Net change in non-cash working capital		(317)	314	(542)	239
		1,255	1,485	3,452	5,632
Financing activities
(Repayment) issue of bank credit facilities and commercial paper, net		(706)	(73)	342	970
Issue of medium-term notes, net	7	—	—	998	107
Repayment of US dollar debt securities	7	—	—	(834)	—
Issue of common shares on exercise of stock options		238	7	559	91
Dividends on common shares		(254)	(503)	(758)	(1,251)
Net change in non-cash working capital		—	—	—	(40)
		(722)	(569)	307	(123)
Investing activities
Net (expenditures) proceeds on exploration and evaluation assets (1)		(4)	316	6	236
Net expenditures on property, plant and equipment (1) (2)		(642)	(1,100)	(3,803)	(4,704)
Current income tax on disposition of properties		—	(33)	—	(33)
Investment in other long-term assets		—	—	(99)	(112)
Net change in non-cash working capital		111	(60)	85	(852)
		(535)	(877)	(3,811)	(5,465)
(Decrease) increase in cash and cash equivalents		(2)	39	(52)	44
Cash and cash equivalents – beginning of period		19	30	69	25
Cash and cash equivalents – end of period		$17	$69	$17	$69
Interest paid, net		$118	$94	$617	$541
Income taxes (received) paid		$(4)	$(94)	$(444)	$42
(1)	Net proceeds on exploration and evaluation assets and net expenditures on property, plant and equipment in the fourth quarter of 2015 exclude non-cash share consideration of $985 million received from PrairieSky Royalty Ltd. ("PrairieSky") on the disposition of royalty income assets.
(2)	Net expenditures on property, plant and equipment in the fourth quarter of 2016 exclude non-cash share consideration of $190 million received from Inter Pipeline Ltd. ("Inter Pipeline") on the disposition of the Company's interest in the Cold Lake Pipeline.

Canadian Natural Resources Limited	4	Year Ended December 31, 2016

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(tabular amounts in millions of Canadian dollars, unless otherwise stated, unaudited)
1. ACCOUNTING POLICIES
Canadian Natural Resources Limited (the “Company”) is a senior independent crude oil and natural gas exploration, development and production company. The Company’s exploration and production operations are focused in North America, largely in Western Canada; the United Kingdom (“UK”) portion of the North Sea; and Côte d’Ivoire, Gabon, and South Africa in Offshore Africa.
The Horizon Oil Sands Mining and Upgrading segment (“Horizon”) produces synthetic crude oil through bitumen mining and upgrading operations.
Within Western Canada, the Company maintains certain midstream activities that include pipeline operations, an electricity co-generation system and an investment in the North West Redwater Partnership ("Redwater Partnership"), a general partnership formed in the Province of Alberta.
The Company was incorporated in Alberta, Canada. The address of its registered office is 2100, 855 - 2 Street S.W., Calgary, Alberta, Canada.
These interim consolidated financial statements and the related notes have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”), applicable to the preparation of interim financial statements, including International Accounting Standard (“IAS”) 34, “Interim Financial Reporting”, following the same accounting policies as the audited consolidated financial statements of the Company as at December 31, 2015, except as discussed in Note 2. These interim consolidated financial statements contain disclosures that are supplemental to the Company’s annual audited consolidated financial statements. Certain disclosures that are normally required to be included in the notes to the annual audited consolidated financial statements have been condensed. These interim consolidated financial statements should be read in conjunction with the Company’s audited consolidated financial statements and notes thereto for the year ended December 31, 2015.
2. CHANGES IN ACCOUNTING POLICIES
Effective January 1, 2016, the Company adopted the amendment to IFRS 11 “Joint  Arrangements” to clarify the accounting treatment when an entity acquires interests in joint ventures and joint operations. The amendment requires these acquisitions to be accounted for as business combinations. The Company adopted this amendment prospectively. Adoption of this amended standard did not result in an impact to the Company’s consolidated financial statements.
3. EXPLORATION AND EVALUATION ASSETS
	Exploration and Production			Oil Sands Mining and Upgrading	Total
	North America	North Sea	Offshore Africa
Cost
At December 31, 2015	$2,500	$—	$86	$—	$2,586
Additions	20	—	9	—	29
Transfers to property, plant and equipment	(211)	—	—	—	(211)
Disposals/derecognitions	(3)	—	(18)	—	(21)
Foreign exchange adjustments	—	—	(1)	—	(1)
At December 31, 2016	$2,306	$—	$76	$—	$2,382
During the year ended December 31, 2016, the Company disposed of a number of North America exploration and evaluation assets totalling $3 million for consideration of $35 million, resulting in a pre-tax gain on sale of properties of $32 million.
In connection with the Company's notice of withdrawal from Block CI-12 in Côte d'Ivoire, Offshore Africa in the second quarter of 2016, the Company derecognized $18 million of exploration and evaluation assets.

Canadian Natural Resources Limited	5	Year Ended December 31, 2016

4. PROPERTY, PLANT AND EQUIPMENT
	Exploration and Production			Oil Sands Mining and Upgrading	Midstream	Head Office	Total
	North America	North Sea	Offshore Africa
Cost
At December 31, 2015	$60,540	$7,414	$5,173	$24,343	$577	$378	$98,425
Additions	1,462	186	116	2,822	6	17	4,609
Transfers from E&E assets	211	—	—	—	—	—	211
Disposals/derecognitions	(566)	—	—	(127)	(349)	—	(1,042)
Foreign exchange adjustments and other	—	(220)	(157)	—	—	—	(377)
At December 31, 2016	$61,647	$7,380	$5,132	$27,038	$234	$395	$101,826
Accumulated depletion and depreciation
At December 31, 2015	$35,347	$5,264	$3,659	$2,294	$132	$254	$46,950
Expense	3,440	457	243	662	11	27	4,840
Disposals/derecognitions	(486)	—	—	(127)	(28)	—	(641)
Foreign exchange adjustments and other	10	(137)	(105)	(1)	—	—	(233)
At December 31, 2016	$38,311	$5,584	$3,797	$2,828	$115	$281	$50,916
Net book value
- at December 31, 2016	$23,336	$1,796	$1,335	$24,210	$119	$114	$50,910
- at December 31, 2015	$25,193	$2,150	$1,514	$22,049	$445	$124	$51,475

Project costs not subject to depletion and depreciation	Dec 31 2016	Dec 31 2015
Horizon	$—	$6,017
Kirby Thermal Oil Sands – North	$846	$816
During the year ended December 31, 2016, the Company acquired a number of producing crude oil and natural gas properties in the North America Exploration and Production segment for net cash consideration of $159 million. These transactions were accounted for using the acquisition method of accounting. In connection with these acquisitions, the Company assumed associated asset retirement obligations of $30 million. No net deferred income tax liabilities or pre-tax gains were recognized on these acquisitions.
On December 16, 2016, in the Midstream segment, the Company disposed of its interest in the Cold Lake Pipeline, comprising $321 million of property, plant and equipment for total net consideration of $539 million, resulting in a pre-tax gain of $218 million. Total net consideration was comprised of $349 million in cash, together with $190 million of non-cash share consideration of approximately 6.4 million common shares of Inter Pipeline Ltd. (“Inter Pipeline”) with a value of $29.57 per common share, determined as of the closing date.
The Company capitalizes construction period interest for qualifying assets based on costs incurred and the Company’s cost of borrowing. Interest capitalization to a qualifying asset ceases once the asset is substantially available for its intended use. For the year ended December 31, 2016, pre-tax interest of $233 million (December 31, 2015 – $244 million) was capitalized to property, plant and equipment using a weighted average capitalization rate of 3.9% (December 31, 2015 – 3.9%).

Canadian Natural Resources Limited	6	Year Ended December 31, 2016

5. INVESTMENTS
As at December 31, 2016, the Company had the following investments:
	Dec 31 2016	Dec 31 2015
Investment in PrairieSky Royalty Ltd.	$723	$974
Investment in Inter Pipeline Ltd.	190	—
	$913	$974
Investment in PrairieSky Royalty Ltd.
In connection with the disposal of a number of North America royalty income assets in 2015, the Company acquired approximately 44.4 million common shares of PrairieSky Royalty Ltd. ("PrairieSky").
During the second quarter of 2016, the Company completed the net distribution of approximately 21.8 million PrairieSky common shares to the shareholders of record of the Company as at June 3, 2016, completing the previously announced Plan of Arrangement. The distribution was recognized as a return of capital of $546 million. Subsequent to the distribution, the Company’s ownership interest in PrairieSky was less than 10% of the issued and outstanding common shares of PrairieSky.
The Company’s remaining investment of approximately 22.6 million common shares does not constitute significant influence, and is accounted for at fair value through profit or loss, remeasured at each reporting date. As at December 31, 2016, the Company’s investment in PrairieSky was classified as a current asset.
The (gain) loss from the investment in PrairieSky was comprised as follows:
	Three Months Ended		Year Ended
	Dec 31 2016	Dec 31 2015	Dec 31 2016	Dec 31 2015
Fair value (gain) loss from PrairieSky	$(118)	$11	$(292)	$11
Dividend income from PrairieSky	(4)	(5)	(27)	(5)
	$(122)	$6	$(319)	$6
Investment in Inter Pipeline Ltd.
On December 16, 2016, as partial consideration for the disposal of the Company's interest in the Cold Lake Pipeline, the Company received non-cash share consideration of $190 million, comprised of approximately 6.4 million common shares of Inter Pipeline at $29.57 per common share determined as of the closing date (refer to Note 4). Inter Pipeline is in the business of petroleum transportation, natural gas liquids processing, and bulk liquid storage in western Canada and Europe.
The Company's investment does not constitute significant influence, and is accounted for at fair value through profit or loss, remeasured at each reporting date. As at December 31, 2016, the Company's investment in Inter Pipeline was classified as a current asset.
The gain from the investment in Inter Pipeline was comprised as follows:
	Three Months Ended		Year Ended
	Dec 31 2016	Dec 31 2015	Dec 31 2016	Dec 31 2015
Fair value gain from Inter Pipeline	$—	$—	$—	$—
Dividend income from Inter Pipeline	(1)	—	(1)	—
	$(1)	$—	$(1)	$—

Canadian Natural Resources Limited	7	Year Ended December 31, 2016

6. OTHER LONG-TERM ASSETS
	Dec 31 2016	Dec 31 2015
Investment in North West Redwater Partnership	$261	$254
North West Redwater Partnership subordinated debt (1)	385	254
Risk Management (note 14)	489	854
Other	168	168
	1,303	1,530
Less: current portion	283	375
	$1,020	$1,155
(1)	Includes accrued interest.
Investment in North West Redwater Partnership
The Company's 50% interest in Redwater Partnership is accounted for using the equity method based on Redwater Partnership’s voting and decision-making structure and legal form. Redwater Partnership has entered into agreements to construct and operate a 50,000 barrel per day bitumen upgrader and refinery (the "Project") under processing agreements that target to process 12,500 barrels per day of bitumen feedstock for the Company and 37,500 barrels per day of bitumen feedstock for the Alberta Petroleum Marketing Commission (“APMC”), an agent of the Government of Alberta, under a 30 year fee-for-service tolling agreement.
During 2013, the Company along with APMC, committed each to provide funding up to $350 million by each party by January 2016 in the form of subordinated debt bearing interest at prime plus 6%. During 2016, the Company and APMC each provided $99 million of subordinated debt. To date, each party has provided $324 million of subordinated debt, together with accrued interest thereon of $61 million for a Company total of $385 million. Should final Project costs exceed the sanction cost estimate of $8,500 million, the Company and APMC have agreed, each with a 50% interest, to provide additional subordinated debt as required to reflect an agreed debt to equity ratio and, subject to the Company being able to meet certain funding conditions, to fund any shortfall in available third party commercial lending required to attain Project completion.
During the second quarter of 2016, Redwater Partnership issued $500 million of 4.15% series H senior secured bonds due June 2033, $500 million of 4.35% series I senior secured bonds due January 2039, and $200 million of senior secured bonds through the reopening of its previously issued 4.75% series G senior secured bonds due June 2037. During the first quarter of 2016, Redwater Partnership issued $550 million of 4.25% series F senior secured bonds due June 2029, and $300 million of 4.75% series G senior secured bonds due June 2037.
As at December 31, 2016, Redwater Partnership had additional borrowings of $1,581 million under its secured $3,500 million syndicated credit facility.
Under its processing agreement, beginning on the earlier of the commercial operations date of the refinery and June 1, 2018, the Company is unconditionally obligated to pay its 25% pro rata share of the debt portion of the monthly cost of service toll, including interest, fees and principal repayments, of the syndicated credit facility and bonds, over the tolling period of 30 years.
During the three months ended December 31, 2016, the Company recognized an equity loss from Redwater Partnership of $12 million (three months ended December 31, 2015 – loss of $12 million; year ended December 31, 2016 – gain of $7 million; year ended ended December 31, 2015 – loss of $44 million).
Redwater Partnership has entered into various agreements related to the engineering, procurement and construction of the Project. These contracts can be cancelled by Redwater Partnership upon notice without penalty, subject to the costs incurred up to and in respect of the cancellation.

Canadian Natural Resources Limited	8	Year Ended December 31, 2016

7. LONG-TERM DEBT
	Dec 31 2016	Dec 31 2015
Canadian dollar denominated debt, unsecured
Bank credit facilities	$2,758	$2,385
Medium-term notes	3,500	2,500
	6,258	4,885
US dollar denominated debt, unsecured
Bank credit facilities (December 31, 2016 - US$905 million; December 31, 2015 - US$657 million)	1,213	909
Commercial paper (December 31, 2016 - US$250 million; December 31, 2015 - US$500 million)	336	692
US dollar debt securities (December 31, 2016 - US$6,750 million; December 31, 2015 - US$7,500 million)	9,063	10,380
	10,612	11,981
Long-term debt before transaction costs and original issue discounts, net	16,870	16,866
Less: original issue discounts, net (1)	(10)	(10)
transaction costs (1) (2)	(55)	(62)
	16,805	16,794
Less: current portion of commercial paper	336	692
current portion of other long-term debt (1) (2)	1,476	1,037
	$14,993	$15,065
(1)	The Company has included unamortized original issue discounts and premiums, and directly attributable transaction costs in the carrying amount of the outstanding debt.
(2)	Transaction costs primarily represent underwriting commissions charged as a percentage of the related debt offerings, as well as legal, rating agency and other professional fees.
Bank Credit Facilities and Commercial Paper
As at December 31, 2016, the Company had in place bank credit facilities of $7,350 million available for general corporate purposes, comprised of:
•	a $100 million demand credit facility;
•	a $1,500 million non-revolving term credit facility maturing April 2018;
•	a $750 million non-revolving term credit facility maturing February 2019;
•	a $125 million non-revolving term credit facility maturing February 2019;
•	a $2,425 million revolving syndicated credit facility maturing June 2019;
•	a $2,425 million revolving syndicated credit facility maturing June 2020; and
•	a £15 million demand credit facility related to the Company’s North Sea operations.
Each of the $2,425 million revolving facilities is extendible annually at the mutual agreement of the Company and the lenders. If the facilities are not extended, the full amount of the outstanding principal would be repayable on the maturity date. Borrowings under these facilities may be made by way of pricing referenced to Canadian dollar or US dollar bankers’ acceptances, or LIBOR, US base rate or Canadian prime loans.
During the first quarter of 2016, the Company prepaid $250 million of the previously outstanding $1,000 million non-revolving term credit facility and extended the maturity date to February 2019 from January 2017. Borrowings under this facility may be made by way of pricing referenced to Canadian dollar bankers’ acceptances or Canadian prime loans. As at December 31, 2016, the $750 million facility was fully drawn. During the first quarter of 2016, the Company also entered into a new $125 million non-revolving term credit facility maturing February 2019, which was fully drawn at December 31, 2016. Borrowings under this facility may be made by way of pricing referenced to Canadian dollar bankers’ acceptances or Canadian prime loans.
Borrowings under the $1,500 million non-revolving credit facility may be made by way of pricing referenced to Canadian dollar or US dollar bankers’ acceptances, or LIBOR, US base rate or Canadian prime loans. As at December 31, 2016, the $1,500 million facility was fully drawn.

Canadian Natural Resources Limited	9	Year Ended December 31, 2016

The Company’s borrowings under its US commercial paper program are authorized up to a maximum US$2,500 million. The Company reserves capacity under its bank credit facilities for amounts outstanding under this program.
The Company’s weighted average interest rate on bank credit facilities and commercial paper outstanding as at December 31, 2016 was 1.9% (December 31, 2015 – 1.7%), and on total long-term debt outstanding for the year ended December 31, 2016 was 3.9% (December 31, 2015 – 3.9%).
At December 31, 2016, letters of credit and guarantees aggregating $219 million, including a $39 million financial guarantee related to Horizon and $82 million of letters of credit related to North Sea operations, were outstanding. The letters of credit are supported by dedicated credit facilities.
Medium-Term Notes
During the third quarter of 2016, the Company issued $1,000 million of 3.31% medium-term notes due February 2022.  After issuing these securities, the Company has $2,000 million remaining on its base shelf prospectus that allows for the offer for sale from time to time of up to $3,000 million of medium-term notes in Canada, which expires in November 2017. If issued, these securities may be offered in amounts and at prices, including interest rates, to be determined based on market conditions at the time of issuance.
US Dollar Debt Securities
During the third quarter of 2016, the Company repaid US$250 million of 6.00% notes.
During the first quarter of 2016, the Company repaid US$500 million of three-month LIBOR plus 0.375% notes.
In October 2015, the Company filed a base shelf prospectus that allows for the offer for sale from time to time of up to US$3,000 million of debt securities in the United States, which expires in November 2017. If issued, these securities may be offered in amounts and at prices, including interest rates, to be determined based on market conditions at the time of issuance.
8. OTHER LONG-TERM LIABILITIES
	Dec 31 2016	Dec 31 2015
Asset retirement obligations	$3,243	$2,950
Share-based compensation	426	128
Other	17	18
	3,686	3,096
Less: current portion	463	206
	$3,223	$2,890

Canadian Natural Resources Limited	10	Year Ended December 31, 2016

Asset Retirement Obligations
The Company’s asset retirement obligations are expected to be settled on an ongoing basis over a period of approximately 60 years and have been discounted using a weighted average discount rate of 5.2% (December 31, 2015 – 5.9%). Reconciliations of the discounted asset retirement obligations were as follows:
	Dec 31 2016	Dec 31 2015
Balance – beginning of year	$2,950	$4,221
Liabilities incurred	3	7
Liabilities acquired, net	30	129
Liabilities settled	(267)	(370)
Asset retirement obligation accretion	142	173
Revision of cost, inflation rates and timing estimates	(68)	(313)
Change in discount rate	493	(1,150)
Foreign exchange adjustments	(40)	253
Balance – end of year	3,243	2,950
Less: current portion	95	101
	$3,148	$2,849

Share-Based Compensation
As the Company’s Option Plan provides current employees with the right to elect to receive common shares or a cash payment in exchange for stock options surrendered, a liability for potential cash settlements is recognized. The current portion represents the maximum amount of the liability payable within the next twelve month period if all vested stock options are surrendered for cash settlement.
	Dec 31 2016	Dec 31 2015
Balance – beginning of year	$128	$203
Share-based compensation expense (recovery)	355	(46)
Cash payment for stock options surrendered	(7)	(1)
Transferred to common shares	(117)	(18)
Capitalized to (recovered from) Oil Sands Mining and Upgrading	67	(10)
Balance – end of year	426	128
Less: current portion	368	105
	$58	$23
9. INCOME TAXES
The provision for income tax was as follows:

Canadian Natural Resources Limited	11	Year Ended December 31, 2016

	Three Months Ended		Year Ended
	Dec 31 2016	Dec 31 2015	Dec 31 2016	Dec 31 2015
Current corporate income tax (recovery) expense – North America	$(22)	$(66)	$(377)	$86
Current corporate income tax recovery – North Sea	—	(18)	(74)	(117)
Current corporate income tax expense – Offshore Africa	5	5	22	17
Current PRT (1) recovery – North Sea	(35)	(71)	(198)	(258)
Other taxes	3	2	9	11
Current income tax recovery	(49)	(148)	(618)	(261)
Deferred corporate income tax (recovery) expense	(55)	(1)	(106)	216
Deferred PRT (1) expense (recovery) – North Sea	9	(32)	(135)	15
Deferred income tax (recovery) expense	(46)	(33)	(241)	231
Income tax recovery	$(95)	$(181)	$(859)	$(30)
(1) Petroleum Revenue Tax.
In September 2016, the UK government enacted legislation to reduce the supplementary charge on oil and gas profits from 20% to 10% effective January 1, 2016, resulting in a decrease in the Company's deferred corporate income tax liability of $107 million.
In March 2016, the UK government enacted legislation to reduce the PRT rate from 35% to 0% effective January 1, 2016. Allowable abandonment expenditures eligible for carryback to 2015 and prior taxation years for PRT purposes are still recoverable at a PRT rate of 50%. As a result of these income tax changes, the Company’s deferred PRT liability was reduced by $228 million and the deferred corporate income tax liability was increased by $114 million.
10. SHARE CAPITAL
Authorized
Preferred shares issuable in a series.
Unlimited number of common shares without par value.
	Year Ended Dec 31, 2016
Issued common shares	Number of shares (thousands)	Amount
Balance – beginning of year	1,094,668	$4,541
Issued upon exercise of stock options	16,284	559
Previously recognized liability on stock options exercised for common shares	—	117
Return of capital on PrairieSky Royalty Ltd. share distribution (note 5)	—	(546)
Balance – end of year	1,110,952	$4,671
Dividend Policy
The Company has paid regular quarterly dividends in each year since 2001. The dividend policy undergoes periodic review by the Board of Directors and is subject to change.
On March 1, 2017, the Board of Directors set the regular quarterly dividend at $0.275 per common share, an increase from the previous quarterly dividend of $0.25 per common share, which was announced on November 2, 2016.
Normal Course Issuer Bid
On March 1, 2017, the Board of Directors approved the Company's application for a Normal Course Issuer Bid to purchase through the facilities of the Toronto Stock Exchange, alternative Canadian trading platforms, and the New York Stock Exchange, up to 27,814,309 common shares, over a 12 month period commencing upon receipt of applicable regulatory and other approvals.

Canadian Natural Resources Limited	12	Year Ended December 31, 2016

Stock Options
The following table summarizes information relating to stock options outstanding at December 31, 2016:
	Year Ended Dec 31, 2016
	Stock options (thousands)	Weighted average exercise price
Outstanding – beginning of year	74,615	$34.88
Granted	11,002	$34.97
Surrendered for cash settlement	(817)	$34.47
Exercised for common shares	(16,284)	$34.31
Forfeited	(10,217)	$39.66
Outstanding – end of year	58,299	$34.22
Exercisable – end of year	20,747	$33.75
The Option Plan is a "rolling 9%" plan, whereby the aggregate number of common shares that may be reserved for issuance under the plan shall not exceed 9% of the common shares outstanding from time to time.
11. ACCUMULATED OTHER COMPREHENSIVE INCOME
The components of accumulated other comprehensive income, net of taxes, were as follows:
	Dec 31 2016	Dec 31 2015
Derivative financial instruments designated as cash flow hedges	$27	$58
Foreign currency translation adjustment	43	17
	$70	$75

Canadian Natural Resources Limited	13	Year Ended December 31, 2016

12. CAPITAL DISCLOSURES
The Company does not have any externally imposed regulatory capital requirements for managing capital. The Company has defined its capital to mean its long-term debt and consolidated shareholders’ equity, as determined at each reporting date.
The Company’s objectives when managing its capital structure are to maintain financial flexibility and balance to enable the Company to access capital markets to sustain its on-going operations and to support its growth strategies. The Company primarily monitors capital on the basis of an internally derived financial measure referred to as its "debt to book capitalization ratio", which is the arithmetic ratio of current and long-term debt divided by the sum of the carrying value of shareholders’ equity plus current and long-term debt. The Company’s internal targeted range for its debt to book capitalization ratio is 25% to 45%. This range may be exceeded in periods when a combination of capital projects, acquisitions, or lower commodity prices occurs. The Company may be below the low end of the targeted range when cash flow from operating activities is greater than current investment activities. At December 31, 2016, the ratio was within the target range at 39%.
Readers are cautioned that the debt to book capitalization ratio is not defined by IFRS and this financial measure may not be comparable to similar measures presented by other companies. Further, there are no assurances that the Company will continue to use this measure to monitor capital or will not alter the method of calculation of this measure in the future.
	Dec 31 2016	Dec 31 2015
Long-term debt (1)	$16,805	$16,794
Total shareholders’ equity	$26,267	$27,381
Debt to book capitalization	39%	38%
(1)	Includes the current portion of long-term debt.
13. NET EARNINGS (LOSS) PER COMMON SHARE
		Three Months Ended		Year Ended
		Dec 31 2016	Dec 31 2015	Dec 31 2016	Dec 31 2015
Weighted average common shares outstanding – basic (thousands of shares)		1,107,181	1,094,528	1,100,471	1,093,862
Effect of dilutive stock options (thousands of shares)		11,187	299	—	—
Weighted average common shares outstanding – diluted (thousands of shares)		1,118,368	1,094,827	1,100,471	1,093,862
Net earnings (loss)		$566	$131	$(204)	$(637)
Net earnings (loss) per common share	– basic	$0.51	$0.12	$(0.19)	$(0.58)
	– diluted	$0.51	$0.12	$(0.19)	$(0.58)

Canadian Natural Resources Limited	14	Year Ended December 31, 2016

14. FINANCIAL INSTRUMENTS
The carrying amounts of the Company’s financial instruments by category were as follows:
	Dec 31, 2016
Asset (liability)	Financial assets at amortized cost	Fair value through profit or loss	Derivatives used for hedging	Financial liabilities at amortized cost	Total
Accounts receivable	$1,434	$—	$—	$—	$1,434
Investments	—	913	—	—	913
Other long-term assets	385	4	485	—	874
Accounts payable	—	—	—	(595)	(595)
Accrued liabilities	—	—	—	(2,222)	(2,222)
Long-term debt (1)	—	—	—	(16,805)	(16,805)
	$1,819	$917	$485	$(19,622)	$(16,401)

	Dec 31, 2015
Asset (liability)	Financial assets at amortized cost	Fair value through profit or loss	Derivatives used for hedging	Financial liabilities at amortized cost	Total
Accounts receivable	$1,277	$—	$—	$—	$1,277
Investments	—	974	—	—	974
Other long-term assets	254	36	818	—	1,108
Accounts payable	—	—	—	(571)	(571)
Accrued liabilities	—	—	—	(2,089)	(2,089)
Long-term debt (1)	—	—	—	(16,794)	(16,794)
	$1,531	$1,010	$818	$(19,454)	$(16,095)
(1)	Includes the current portion of long-term debt.
The carrying amounts of the Company’s financial instruments approximated their fair value, except for fixed rate long-term debt. The fair values of the Company’s recurring other long-term assets and fixed rate long-term debt are outlined below:
	Dec 31, 2016
	Carrying amount	Fair value
Asset (liability) (1) (2)		Level 1	Level 2	Level 3
Investments (3)	$913	$913	$—	$—
Other long-term assets (4)	$874	$—	$489	$385
Fixed rate long-term debt (5) (6)	$(12,498)	$(13,217)	$—	$—

	Dec 31, 2015
	Carrying amount	Fair value
Asset (liability) (1) (2)		Level 1	Level 2	Level 3
Investments (3)	$974	$974	$—	$—
Other long-term assets (4)	$1,108	$—	$854	$254
Fixed rate long-term debt (5) (6)	$(12,808)	$(12,431)	$—	$—
(1)	Excludes financial assets and liabilities where the carrying amount approximates fair value due to the liquid nature of the asset or liability (cash and cash equivalents, accounts receivable, accounts payable and accrued liabilities).
(2)	There were no transfers between Level 1, 2 and 3 financial instruments.
(3)	The fair value of the investments are based on quoted market prices.
(4)	The fair value of North West Redwater Partnership subordinated debt is based on the present value of future cash receipts.
(5)	The fair value of fixed rate long-term debt has been determined based on quoted market prices.
(6)	Includes the current portion of fixed rate long-term debt.

Canadian Natural Resources Limited	15	Year Ended December 31, 2016

The following provides a summary of the carrying amounts of derivative financial instruments held and a reconciliation to the Company’s consolidated balance sheets.
Asset (liability)	Dec 31 2016	Dec 31 2015
Derivatives held for trading
Foreign currency forward contracts	$10	$36
Natural gas AECO swaps	(6)	—
Cash flow hedges
Foreign currency forward contracts	16	30
Cross currency swaps	469	788
	$489	$854

Included within:
Current portion of other long-term assets	$222	$305
Other long-term assets	267	549
	$489	$854

For the year ended December 31, 2016, the Company recognized a gain of $7 million (year ended December 31, 2015 – gain of $5 million) related to ineffectiveness arising from cash flow hedges.
The estimated fair value of derivative financial instruments in Level 2 at each measurement date have been determined based on appropriate internal valuation methodologies and/or third party indications. Level 2 fair values determined using valuation models require the use of assumptions concerning the amount and timing of future cash flows and discount rates. In determining these assumptions, the Company primarily relied on external, readily-observable quoted market inputs as applicable, including crude oil and natural gas forward benchmark commodity prices and volatility, Canadian and United States forward interest rate yield curves, and Canadian and United States foreign exchange rates, discounted to present value as appropriate. The resulting fair value estimates may not necessarily be indicative of the amounts that could be realized or settled in a current market transaction and these differences may be material.

Canadian Natural Resources Limited	16	Year Ended December 31, 2016

Risk Management
The Company periodically uses derivative financial instruments to manage its commodity price, interest rate and foreign currency exposures. These financial instruments are entered into solely for hedging purposes and are not used for speculative purposes.
The changes in estimated fair values of derivative financial instruments included in the risk management asset were recognized in the financial statements as follows:
Asset (liability)	Dec 31 2016	Dec 31 2015
Balance – beginning of year	$854	$599
Net change in fair value of outstanding derivative financial instruments recognized in:
Risk management activities	(25)	(374)
Foreign exchange	(304)	669
Other comprehensive loss	(36)	(40)
Balance – end of year	489	854
Less: current portion	222	305
	$267	$549
Net (gains) losses from risk management activities were as follows:
	Three Months Ended		Year Ended
	Dec 31 2016	Dec 31 2015	Dec 31 2016	Dec 31 2015
Net realized risk management (gain) loss	$(14)	$(255)	$8	$(843)
Net unrealized risk management (gain) loss	(7)	174	25	374
	$(21)	$(81)	$33	$(469)
Financial Risk Factors
a)	Market risk
Market risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market prices. The Company’s market risk is comprised of commodity price risk, interest rate risk, and foreign currency exchange risk.
Commodity price risk management
The Company periodically uses commodity derivative financial instruments to manage its exposure to commodity price risk associated with the sale of its future crude oil and natural gas production and with natural gas purchases. At December 31, 2016, the Company had the following derivative financial instruments outstanding to manage its commodity price risk:
Sales contracts (1)
	Remaining term			Volume	Weighted average price	Index
Natural Gas
AECO swaps	Jan 2017	-	Oct 2017	50,000 GJ/d	$2.80	AECO
(1)	Subsequent to December 31, 2016, the Company entered into 50,000 bbl/d of US$50.00 - US$60.10 WTI collars for the period February to December 2017, and 17,500 bbl/d of US$50.00 - US$60.03 WTI collars for the period March to December 2017.
The Company’s outstanding commodity derivative financial instruments are expected to be settled monthly based on the applicable index pricing for the respective contract month.
Interest rate risk management
The Company is exposed to interest rate price risk on its fixed rate long-term debt and to interest rate cash flow risk on its floating rate long-term debt. The Company periodically enters into interest rate swap contracts to manage its fixed to floating interest rate mix on long-term debt. Interest rate swap contracts require the periodic exchange of payments without the exchange of the notional principal amounts on which the payments are based. At December 31, 2016, the Company had no interest rate swap contracts outstanding.

Canadian Natural Resources Limited	17	Year Ended December 31, 2016

Foreign currency exchange rate risk management
The Company is exposed to foreign currency exchange rate risk in Canada primarily related to its US dollar denominated long-term debt, commercial paper and working capital. The Company is also exposed to foreign currency exchange rate risk on transactions conducted in other currencies and in the carrying value of its foreign subsidiaries. The Company periodically enters into cross currency swap contracts and foreign currency forward contracts to manage known currency exposure on US dollar denominated long-term debt, commercial paper and working capital. The cross currency swap contracts require the periodic exchange of payments with the exchange at maturity of notional principal amounts on which the payments are based. At December 31, 2016, the Company had the following cross currency swap contracts outstanding:
	Remaining term			Amount	Exchange rate (US$/C$)	Interest rate (US$)	Interest rate (C$)
Cross currency
Swaps	Jan 2017	—	May 2017	US$1,100	1.170	5.70%	5.10%
	Jan 2017	—	Nov 2021	US$500	1.022	3.45%	3.96%
	Jan 2017	—	Mar 2038	US$550	1.170	6.25%	5.76%
All cross currency swap derivative financial instruments were designated as hedges at December 31, 2016 and were classified as cash flow hedges.
In addition to the cross currency swap contracts noted above, at December 31, 2016, the Company had US$1,928 million of foreign currency forward contracts outstanding, with terms of approximately 30 days or less, including US$1,155 million designated as cash flow hedges.
b)  Credit Risk
Credit risk is the risk that a party to a financial instrument will cause a financial loss to the Company by failing to discharge an obligation.
Counterparty credit risk management
The Company’s accounts receivable are mainly with customers in the crude oil and natural gas industry and are subject to normal industry credit risks. The Company manages these risks by reviewing its exposure to individual companies on a regular basis and where appropriate, ensures that parental guarantees or letters of credit are in place to minimize the impact in the event of default. At December 31, 2016, substantially all of the Company’s accounts receivable were due within normal trade terms.
The Company is also exposed to possible losses in the event of nonperformance by counterparties to derivative financial instruments; however, the Company manages this credit risk by entering into agreements with counterparties that are substantially all investment grade financial institutions. At December 31, 2016, the Company had net risk management assets of $489 million with specific counterparties related to derivative financial instruments (December 31, 2015 – $854 million).
The carrying amount of financial assets approximates the maximum credit exposure.
c)  Liquidity risk
Liquidity risk is the risk that the Company will encounter difficulty in meeting obligations associated with financial liabilities.
Management of liquidity risk requires the Company to maintain sufficient cash and cash equivalents, along with other sources of capital, consisting primarily of cash flow from operating activities, available credit facilities, commercial paper and access to debt capital markets, to meet obligations as they become due. The Company believes it has adequate bank credit facilities to provide liquidity to manage fluctuations in the timing of the receipt and/or disbursement of operating cash flows.
The maturity dates for financial liabilities were as follows:
	Less than 1 year	1 to less than 2 years	2 to less than 5 years	Thereafter
Accounts payable	$595	$—	$—	$—
Accrued liabilities	$2,222	$—	$—	$—
Long-term debt (1)	$1,813	$2,841	$5,144	$7,072
(1)	Long-term debt represents principal repayments only and does not reflect interest, original issue discounts and premiums or transaction costs.

Canadian Natural Resources Limited	18	Year Ended December 31, 2016

15. COMMITMENTS AND CONTINGENCIES
The Company has committed to certain payments as follows:
	2017	2018	2019	2020	2021	Thereafter
Product transportation and pipeline	$441	$404	$306	$300	$258	$2,337
Offshore equipment operating leases and offshore drilling	$166	$105	$59	$34	$33	$9
Office leases	$44	$43	$43	$43	$40	$154
Other	$53	$2	$2	$2	$2	$35
In addition to the commitments disclosed above, the Company has entered into various agreements related to the engineering, procurement and construction of subsequent phases of Horizon. These contracts can be cancelled by the Company upon notice without penalty, subject to the costs incurred up to and in respect of the cancellation.
The Company is defendant and plaintiff in a number of legal actions arising in the normal course of business. In addition, the Company is subject to certain contractor construction claims. The Company believes that any liabilities that might arise pertaining to any such matters would not have a material effect on its consolidated financial position.

Canadian Natural Resources Limited	19	Year Ended December 31, 2016

16. SEGMENTED INFORMATION
	North America				North Sea				Offshore Africa				Total Exploration and Production

(millions of Canadian dollars, unaudited)	Three Months Ended		Year Ended		Three Months Ended		Year Ended		Three Months Ended		Year Ended		Three Months Ended		Year Ended
	Dec 31		Dec 31		Dec 31		Dec 31		Dec 31		Dec 31		Dec 31		Dec 31
	2016	2015	2016	2015	2016	2015	2016	2015	2016	2015	2016	2015	2016	2015	2016	2015
Segmented product sales	2,241	1,970	7,209	9,222	168	133	570	638	163	148	603	482	2,572	2,251	8,382	10,342
Less: royalties	(192)	(151)	(524)	(732)	—	—	(1)	(1)	(8)	(7)	(26)	(22)	(200)	(158)	(551)	(755)
Segmented revenue	2,049	1,819	6,685	8,490	168	133	569	637	155	141	577	460	2,372	2,093	7,831	9,587
Segmented expenses
Production	556	592	2,186	2,603	104	110	403	544	53	67	200	223	713	769	2,789	3,370
Transportation and blending	546	554	1,941	2,309	11	18	48	61	—	1	2	2	557	573	1,991	2,372
Depletion, depreciation and amortization	859	1,065	3,465	4,248	143	107	458	388	47	158	262	273	1,049	1,330	4,185	4,909
Asset retirement obligation accretion	16	23	66	93	9	10	35	39	3	2	12	10	28	35	113	142
Realized risk management activities	(14)	(255)	8	(843)	—	—	—	—	—	—	—	—	(14)	(255)	8	(843)
Gain on disposition of properties and corporate acquisitions and dispositions	—	(690)	(32)	(739)	—	—	—	—	—	—	—	—	—	(690)	(32)	(739)
(Gain) loss from investments	(123)	6	(320)	6	—	—	—	—	—	—	—	—	(123)	6	(320)	6
Total segmented expenses	1,840	1,295	7,314	7,677	267	245	944	1,032	103	228	476	508	2,210	1,768	8,734	9,217
Segmented earnings (loss) before the following	209	524	(629)	813	(99)	(112)	(375)	(395)	52	(87)	101	(48)	162	325	(903)	370
Non–segmented expenses
Administration
Share-based compensation
Interest and other financing expense
Unrealized risk management activities
Foreign exchange loss (gain)
Total non–segmented expenses
Earnings (loss) before taxes
Current income tax recovery
Deferred income tax (recovery) expense
Net earnings (loss)

Canadian Natural Resources Limited	20	Year Ended December 31, 2016

	Oil Sands Mining and Upgrading				Midstream				Inter–segment elimination and other				Total

(millions of Canadian dollars, unaudited)	Three Months Ended		Year Ended		Three Months Ended		Year Ended		Three Months Ended		Year Ended		Three Months Ended		Year Ended
	Dec 31		Dec 31		Dec 31		Dec 31		Dec 31		Dec 31		Dec 31		Dec 31
	2016	2015	2016	2015	2016	2015	2016	2015	2016	2015	2016	2015	2016	2015	2016	2015
Segmented product sales	1,079	693	2,657	2,764	26	33	114	136	(5)	(14)	(55)	(75)	3,672	2,963	11,098	13,167
Less: royalties	(14)	(12)	(24)	(49)	—	—	—	—	—	—	—	—	(214)	(170)	(575)	(804)
Segmented revenue	1,065	681	2,633	2,715	26	33	114	136	(5)	(14)	(55)	(75)	3,458	2,793	10,523	12,363
Segmented expenses
Production	376	344	1,292	1,332	5	7	25	32	(2)	(1)	(7)	(8)	1,092	1,119	4,099	4,726
Transportation and blending	20	20	80	82	—	—	—	—	(19)	(18)	(68)	(75)	558	575	2,003	2,379
Depletion, depreciation and amortization	198	139	662	562	2	3	11	12	—	—	—	—	1,249	1,472	4,858	5,483
Asset retirement obligation accretion	7	8	29	31	—	—	—	—	—	—	—	—	35	43	142	173
Realized risk management activities	—	—	—	—	—	—	—	—	—	—	—	—	(14)	(255)	8	(843)
Gain on disposition of properties and corporate acquisitions and dispositions	—	—	—	—	(218)	—	(218)	—	—	—	—	—	(218)	(690)	(250)	(739)
(Gain) loss from investments	—	—	—	—	12	12	(7)	44	—	—	—	—	(111)	18	(327)	50
Total segmented expenses	601	511	2,063	2,007	(199)	22	(189)	88	(21)	(19)	(75)	(83)	2,591	2,282	10,533	11,229
Segmented earnings (loss) before the following	464	170	570	708	225	11	303	48	16	5	20	8	867	511	(10)	1,134
Non–segmented expenses
Administration													86	93	345	390
Share-based compensation													42	56	355	(46)
Interest and other financing expense													115	73	383	322
Unrealized risk management activities													(7)	174	25	374
Foreign exchange loss (gain)													160	165	(55)	761
Total non–segmented expenses													396	561	1,053	1,801
Earnings (loss) before taxes													471	(50)	(1,063)	(667)
Current income tax recovery													(49)	(148)	(618)	(261)
Deferred income tax (recovery) expense													(46)	(33)	(241)	231
Net earnings (loss)													566	131	(204)	(637)

Canadian Natural Resources Limited	21	Year Ended December 31, 2016

Capital Expenditures (1)
	Year Ended
	Dec 31, 2016			Dec 31, 2015
	Net expenditures (proceeds)	Non-cash and fair value changes (2)	Capitalized costs	Net expenditures (proceeds)	Non-cash and fair value changes (2)	Capitalized costs

Exploration and evaluation assets
Exploration and Production
North America (3)	$17	$(211)	$(194)	$(260)	$(666)	$(926)
North Sea	—	—	—	—	—	—
Offshore Africa	9	(18)	(9)	35	(96)	(61)
	$26	$(229)	$(203)	$(225)	$(762)	$(987)

Property, plant and equipment
Exploration and Production
North America	$1,143	$(36)	$1,107	$1,171	$(1,237)	$(66)
North Sea	126	60	186	230	(217)	13
Offshore Africa	142	(26)	116	573	(49)	524
	1,411	(2)	1,409	1,974	(1,503)	471
Oil Sands Mining and Upgrading (4)	2,718	(23)	2,695	2,730	(335)	2,395
Midstream (5)	(315)	(28)	(343)	8	(1)	7
Head office	17	—	17	26	—	26
	$3,831	$(53)	$3,778	$4,738	$(1,839)	$2,899
(1)	This table provides a reconciliation of capitalized costs including derecognitions and does not include the impact of foreign exchange adjustments.
(2)	Asset retirement obligations, deferred income tax adjustments related to differences between carrying amounts and tax values, transfers of exploration and evaluation assets, transfers of property, plant and equipment to inventory due to change in use, and other fair value adjustments.
(3)	The above noted figures for 2016 do not include the impact of a pre-tax cash gain of $32 million on the disposition of exploration and evaluation assets.
(4)	Net expenditures for Oil Sands Mining and Upgrading also include capitalized interest and share-based compensation.
(5)	The above noted figures in 2016 do not include a pre-tax cash and non-cash gain of $218 million on the disposition of certain Midstream assets to Inter Pipeline.
Segmented Assets
	Dec 31 2016	Dec 31 2015
Exploration and Production
North America	$28,892	$30,937
North Sea	2,269	2,734
Offshore Africa	1,580	1,755
Other	29	73
Oil Sands Mining and Upgrading	24,852	22,598
Midstream	912	1,054
Head office	114	124
	$58,648	$59,275

Canadian Natural Resources Limited	22	Year Ended December 31, 2016

SUPPLEMENTARY INFORMATION
INTEREST COVERAGE RATIOS
The following financial ratios are provided in connection with the Company’s continuous offering of medium-term notes pursuant to the short form prospectus dated October 2015. These ratios are based on the Company’s interim consolidated financial statements that are prepared in accordance with accounting principles generally accepted in Canada.
Interest coverage ratios for the twelve month period ended December 31, 2016:
Interest coverage (times)
Net earnings (loss) (1)	(0.6)x
Funds flow from operations (2)	6.9x
(1)	Net earnings (loss) plus income taxes and interest expense excluding current and deferred PRT expense and other taxes; divided by the sum of interest expense and capitalized interest.
(2)	Funds flow from operations plus current income taxes and interest expense excluding current PRT expense and other taxes; divided by the sum of interest expense and capitalized interest.

Canadian Natural Resources Limited	23	Year Ended December 31, 2016